06008868

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 0 1 2006
BRANCH OF REGISTRATIONS AND 08 EXAMINATIONS

| SEC FILE NUMBER |
|---|
| 8-00497 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

AND PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Robert W. Baird & Co. Incorporated**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**777 E Wisconsin Avenue**

(No. and Street)

| Milwaukee | Wisconsin | 53202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Leonard M. Rush** **(414)-765-3675**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Grant Thornton LLP**

(Name – *of individual, state last, first, middle name*)

| 100 E. Wisconsin Avenue | Milwaukee | Wisconsin | 53202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 0 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**** These Financial Statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5**

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Leonard M. Rush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Robert W. Baird & Co. Incorporated. ("the Company")**, as of **December 31, 2005 and 2004**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Leonard M. Rush
Signature

Managing Director
Title

Linda Whitmore
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Member's Capital.
- ☒ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) Independent Certified Public Accountants' Supplementary Report on Internal Control.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Robert W. Baird & Co. Incorporated**

**Statement of Financial Condition**
**As of December 31, 2005**
**Together with Report of Independent Public Accountants**

Grant Thornton

**Report of Independent Public Accountants**

To the Board of Directors of
Robert W. Baird & Co. Incorporated:

We have audited the accompanying statement of financial condition of Robert W. Baird & Co. Incorporated (the "Company", a Wisconsin corporation and a majority-owned subsidiary of Baird Financial Corporation) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robert W. Baird & Co. Incorporated as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 13, 2006

**Robert W. Baird & Co. Incorporated**

Statement of Financial Condition
As of December 31, 2005

(In Thousands)

| | |
|---|---|
| **Assets** | |
| Cash | $ 70,807 |
| Securities Purchased Under Agreements to Resell | 25,000 |
| Deposits with Clearing Corporations | 11,488 |
| Receivables: | |
| Clients | 434,538 |
| Brokers and Dealers | 48,296 |
| Deposits Paid on Securities Borrowed | 126,387 |
| Other | 103,041 |
| | 712,262 |
| Securities Owned, at Market Value | 362,634 |
| Equipment and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $79,244 | 19,021 |
| Goodwill and Intangible Assets | 43,537 |
| Other Assets, Including $27,895 of Net Deferred Tax Assets | 46,431 |
| Total Assets | $1,291,180 |

The accompanying notes are an integral part of this financial statement.

**Robert W. Baird & Co. Incorporated**

Statement of Financial Condition
As of December 31, 2005

(In Thousands)

(Continued)

Liabilities and Stockholders' Equity

| | |
|---|---|
| Money Borrowed: | |
| Book Credit Balances in Bank Accounts | $ 38,132 |
| Payables: | |
| Clients | 230,002 |
| Brokers and Dealers | 7,374 |
| Deposits Received on Securities Loaned | 44,534 |
| | 281,910 |
| Securities Sold, Not Yet Purchased, at Market Value | 127,083 |
| Accounts Payable, Accrued Expenses and Other Liabilities | 273,384 |
| Income Taxes Payable | 11,439 |
| Subordinated Liabilities | 363,109 |
| Total Liabilities | 1,095,057 |
| Stockholders' Equity: | |
| Common Stock | 12,548 |
| Additional Paid-In Capital | 119,848 |
| Restricted Stock Units | 3,929 |
| Retained Earnings | 56,448 |
| Accumulated Other Comprehensive Income | 3,350 |
| Total Stockholders' Equity | 196,123 |
| Total Liabilities and Stockholders' Equity | $1,291,180 |

The accompanying notes are an integral part of this financial statement.

**Robert W. Baird & Co. Incorporated**

Notes to Statement of Financial Condition
December 31, 2005

(In Thousands, Except Share and Per Share Amounts)

(1) Summary of Significant Accounting Policies

Robert W. Baird & Co. Incorporated (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company owns a 48% ownership interest in Baird UK Ltd., the parent company of an affiliated broker and dealer in securities located principally in London, England. The Company engages in a broad range of activities in the securities brokerage and investment banking business, including private client brokerage transactions, institutional equity and fixed income sales, origination of and participation in underwritings and distribution of corporate and municipal securities issuances, merger and acquisition transactions, private equity and venture capital investing, market making and trading activities, investment advisory and money management services, correspondent clearing services, and fixed income asset management services. The Company is a majority-owned subsidiary of Baird Financial Corporation ("BFC"), which is a majority-owned subsidiary of Baird Holding Company ("BHC" or the "Parent").

The following is a summary of the significant accounting policies followed by the Company in the preparation of its Statement of Financial Condition:

(a) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company invests in short-term securities purchased under agreements to resell ("reverse repurchase agreements"). Additionally, the Company enters into securities sold under agreements to repurchase ("repurchase agreements"). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are carried at contractual amounts. It is the Company's policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreement. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued regularly, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when appropriate.

(b) Securities Transactions

Securities transactions are recorded on settlement date, which is not materially different from trade date.

In the normal course of business, the Company, similar to other firms in the securities industry, purchases and sells securities as both principal and agent. If the other party to the transaction fails to perform as agreed, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company's policy is to continually monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and client with which it conducts business.

(c) Securities Owned

Securities owned are carried at market value or, in the event there is no readily identifiable market value, fair value as determined by management, with the change in unrealized gains or losses reflected in income.

(d) Securities Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or refunded as necessary.

(e) Derivative Financial Instruments

The Company has limited involvement with derivative financial instruments. The Company enters into forward, option and future transactions as more fully disclosed in Footnote 18.

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's financial statements for deferred income taxes in recognition of these temporary differences.

(f) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided by using the straight-line method over the estimated useful lives of the assets, which range from three years for software and computer equipment to seven years for furniture and other equipment.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. Other expenditures for repairs and maintenance are charged to expense in the period incurred.

(g) Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. Intangibles with finite lives are amortized on a straight-line basis over their respective lives as more fully disclosed in Footnote 4.

(h) Stock-Based Compensation

The Company has an incentive stock option and a restricted stock plan which provide for the issuance of Company common stock. The Company accounts for such stock and stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to

Employees," as permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

(i) Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results may differ from those estimates.

(j) Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," assets and liabilities of the Company's foreign investment are translated at the current exchange rate, and the related revenues and expenses are translated at the average monthly exchange rates in effect. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to a separate component of Stockholders' Equity titled "Accumulated Other Comprehensive Income."

(k) New Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board ("FASB") ratified the consensus reached by the Emerging Issues Task Force ("EITF") in Issue 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," on the guidance on how general partners in a limited partnership should determine whether they control a limited partnership. This consensus is effective for general partners of all new limited partnerships formed, and for existing limited partnerships for which the partnership agreements are modified, subsequent to the date of the ratification of this consensus (June 29, 2005). The guidance in this issue is effective for the Company beginning in 2006 for existing partnerships. The Company does not anticipate that the application of this pronouncement will materially impact its financial condition.

In December 2004, the Financial Accounting Standards Board issued Revised SFAS No. 123(R), "Share-Based Payment." SFAS No. 123(R) requires expense recognition for stock options and other share-based payment transactions. As a nonpublic entity, the revised standard is effective in 2006 for the Company. The Company does not anticipate that the adoption of this standard will materially impact its financial condition.

(2) Related-Party Transactions

During 2005, the Company entered into certain transactions with affiliated entities. Included in the Statement of Financial Condition are $50,380 of receivables from affiliates included in Receivables Other and $8,399 of payables to affiliates included in Accounts Payable, Accrued Expenses and Other Liabilities.

(3) NM Clearing Agreement

Effective February 13, 2006 and pursuant to the amended fully disclosed clearing agreement (the "Amended Agreement") the Company ceased clearing securities transactions for a broker dealer subsidiary of Northwestern Mutual ("NM"). In connection with this termination, NM remitted to the Company a preliminary early termination fee of $33,521. The Company had previously recorded a $5,835 receivable related to the termination.

Under the Amended Agreement, the Company cleared trades for an NM broker dealer subsidiary and retained a portion of commissions as a fee for its services. The Company recorded clearing charges net of commissions remitted. In connection with this activity, the Company has a payable of $15,430 to NM included in Accounts Payable, Accrued Expenses and Other Liabilities on the Statement of Financial Condition at December 31, 2005.

(4) Goodwill and Intangible Assets

At December 31, 2005, goodwill and intangible assets consist of the following:

| | |
|---|---|
| Goodwill | $26,200 |
| Amortizing Intangibles | 8,077 |
| Indefinite Life Intangible | 9,260 |
| | $43,537 |

(5) Money Borrowed

The Company has $38,132 in credit balances at certain banks with which it does business at December 31, 2005. The Company does not have a right of offset regarding these balances and, as a result, they are classified as Money Borrowed on the Statement of Financial Condition.

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005, securities owned and securities sold, not yet purchased, consist of trading and investment securities at market value, and are as follows:

| | Securities Owned | Securities Sold, Not Yet Purchased |
|---|---|---|
| U.S. Government and Agency Obligations | $191,807 | $114,439 |
| Municipal Bonds | 70,457 | 4,631 |
| Corporate Bonds | 39,532 | 4,791 |
| Corporate Stocks | 35,707 | 3,222 |
| Other Securities | 25,131 | - |
| | $362,634 | $127,083 |

Other Securities consist principally of investments in partnership interests and corporate stocks that are not readily marketable. At December 31, 2005, investments in partnership interests are carried at an estimated fair value of $22,683. Certain associates have purchased limited partnership interests on a basis consistent with other investors in the partnerships. The Company serves as the general partner or limited partner in the partnerships. At December 31, 2005, the partnerships have total assets of $134,285 and nominal liabilities. In connection with these partnerships, at December 31, 2005, the Company has made commitments to invest up to an additional $7,150.

(7) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker/dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items. At December 31, 2005, the Company's net capital percentage was 64% of aggregate debit items, and net capital, as defined, was $299,844, which is $290,530 in excess of the required minimum amount.

(8) Subordinated Liabilities

The Company has $363,109 of subordinated notes, including $340,000 payable to BFC, covered by agreements approved by the New York Stock Exchange, Inc. that are available in computing adjusted net capital under the net capital rule at December 31, 2005. The following schedule discloses the major components including repayment terms:

| | |
|---|---|
| Payable to BFC | |
| Series A Subordinated Note, 6.75%, due May 2014. Scheduled principal payments begin in May 2010. | $140,000 |
| Series B Subordinated Note, 8.50%, due May 2016. Scheduled principal payments begin in May 2015. | 100,000 |
| Subordinated Note, 4%, due June 2008. | 75,000 |
| Subordinated Notes, variable interest rate (4.5% at December 31, 2005), due August 2011. | 25,000 |
| | 340,000 |
| Payable to Associates | 23,109 |
| | $363,109 |

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2005, the Company had sufficient capital that such restrictions did not apply. The right of the noteholders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by the New York Stock Exchange, Inc.

On February 13, 2006, the Company repaid the $100,000 Series B Subordinated Note to BFC.

(9) Deferred Income Tax

The major deferred tax items, as computed under SFAS No. 109, "Accounting for Income Taxes," are as follows:

| | 2005 |
|---|---|
| Deferred Tax Assets: | |
| Deferred Compensation Plans | $15,893 |
| Equipment and Leasehold Improvements | 4,435 |
| Pension Plan | 930 |
| Accrued Expenses | 16,478 |
| Other | 3,251 |
| | 40,987 |
| Deferred Tax Liabilities: | |
| Margin Debt | 3,244 |
| Goodwill and Intangibles | 9,183 |
| Other | 665 |
| | 13,092 |
| Net Deferred Tax Asset | $27,895 |

No valuation allowance, as defined in SFAS No. 109, is required as management believes it is more likely than not that the deferred tax asset is realizable.

(10) Stockholders' Equity

During 2005, the following share transactions took place:

| | Shares of Common Stock, $1 Stated Value | Shares of Treasury Stock |
|---|---|---|
| Balance, December 31, 2004 | 12,445,601 | 18,262 |
| Sales of Common Stock | 72,934 | - |
| Exercise of Options | 26,281 | (87,115) |
| Conversion of Restricted Stock Units | 3,020 | (11,605) |
| Purchases of Treasury Stock, Net | - | 80,458 |
| Balance, December 31, 2005 | 12,547,836 | - |

The Company has authorized 36,225,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2005.

The shares of the Company are subject to strict transfer restrictions.

(11) Associate Compensation and Retirement Plans

(a) Pension Plan

The Company's qualified, noncontributory, defined benefit pension plan (the "Pension Plan") was terminated on December 31, 2005. The Pension Plan had previously been frozen as of December 31, 2003. Participants will continue to receive interest credits until the distribution of Pension Plan assets, which is expected to be completed by the end of September 2006.

The following sets forth the Pension Plan's funded status, plan assets and the amount recognized as a liability on the Company's Statement of Financial Condition at December 31, 2005:

| | |
|---|---|
| Accumulated Benefit Obligation | $80,980 |
| Projected Benefit Obligation | 80,980 |
| Plan Assets, at Fair Value | 78,713 |
| Pension Liability | 2,267 |

The Company contributed $2,500 to the Pension Plan during 2005. The Pension Plan paid benefits of $3,986 during 2005.

The discount rate used on the projected benefit obligation was 5.75%.

The Company historically employed a total return of investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term rate of return on plan assets for a given level of risk. Risk tolerance was established through consideration of plan liabilities and plan funded status. The Company determined the asset allocation and target range for the asset classes based upon the Pension Plan's status, periodic asset/liability reviews and capital market projections. At December 31, 2005, due to the Pension Plan's termination, the Pension Plan's assets were invested in domestic fixed income instruments.

The following sets forth the Pension Plan's weighted average asset allocation as of December 31, 2005, as well as the Pension Plan's target allocation percentages:

| | Asset Allocation At Year-end | Target Allocation |
|---|---|---|
| Domestic Fixed Income Instruments | 100% | 100% |

The Company expects to contribute $2,267 to the Pension Plan in 2006.

The Pension Plan's estimated future benefit payments are $80,980 in 2006.

(b) Supplemental Pension Plan

The Company has a nonqualified, supplemental, noncontributory defined benefit pension plan (the "Supplemental Plan") covering certain associates who continue to earn benefits under the Pension Plan's pre-1998 provisions. In connection with the termination of the Pension Plan, participant accruals in the nonqualified plan were frozen as of December 31, 2005. Participants will receive no further benefit accruals under the nonqualified plan.

The Company contributed $2 to the Supplemental Plan in 2005. The Supplemental Plan paid benefits of $2 in 2005.

The discount rate used on the projected benefit obligation was 5.75%.

The following sets forth the Supplemental Plan's funded status, plan assets and the amount recognized as a liability on the Company's Statement of Financial Condition at December 31, 2005:

| | |
|---|---|
| Accumulated Benefit Obligation | $658 |
| Projected Benefit Obligation | 658 |
| Plan Assets, at Fair Value | - |
| Plan Liability | 567 |

The Company expects to contribute $26 to the Supplemental Plan in 2006.

The following sets forth the Supplemental Plan's estimated future benefit payments:

| Calendar Year | |
|---|---|
| 2006 | $ 26 |
| 2007 | 39 |
| 2008 | 54 |
| 2009 | 68 |
| 2010 | 80 |
| 2011-2015 | 624 |
| | $891 |

(c) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and Savings Plan. The plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first one thousand two hundred dollars contributed by each participant annually plus 25% of any additional contributions up to 2.5% of eligible compensation. Employer profit sharing contributions are made annually at the discretion of the Company's Board of Directors.

(d) Deferred Compensation

The Company has two deferred compensation plans, entitled the Baird Capital Participation Plan ("BCPP"), and the Financial Advisors Deferred Compensation Plan ("FADCP"). The BCPP no longer grants awards and all balances in the Plan are fully vested. The FADCP grants deferred compensation to certain associates, which vests after seven years, and is expensed at the date of grant. However, any award under the BCPP or FADCP in 2004 or prior years vests after five years. Associates have the ability to allocate their unvested deferred compensation among several investment options.

Certain BCPP participants own restricted stock units ("RSUs"). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into Company common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by the Company on its common stock. The RSUs become fully vested and payable in full upon a change in control, as defined in the offering circular, of the Parent or of the Company. The RSUs and shares issued on conversion of the RSUs are subject to strict transfer restrictions.

The Company did not issue RSUs during 2005. The Company has 264,864 RSUs outstanding at December 31, 2005. In connection with the RSUs, the Company reserved 264,864 shares of Company common stock as of December 31, 2005 to cover the ultimate conversion of the outstanding RSUs.

(e) Incentive Stock Option Plan

The Company has established the Robert W. Baird & Co. Incorporated 1997 Incentive Stock Option Plan (the "Incentive Plan") for selected associates. The maximum number of stock options that may be granted under the Incentive Plan is 50% of the shares authorized for issuance to Company associates. The Incentive Plan does not require or set forth any specific vesting periods for the stock options, leaving the vesting provisions of individual option grants up to the discretion of the stock option committee of the Company's Board of Directors. The option exercise price per share under the Incentive Plan may not be less than 100% of the fair market value of the Company's stock on the date the option is granted. The term of each option granted under the Incentive Plan shall generally be 10 years. The options immediately vest and become exercisable upon a change in control, as defined in the offering circular, of the Parent or the Company. The options and shares issued upon exercise of the options are subject to strict transfer restrictions. The Company has 876,578 options outstanding at December 31, 2005. The options have a weighted average exercise price of $22.72, vest 20% annually, and have a weighted average remaining contractual life of 4.2 years.

(12) Restructuring and Other Unusual Charges

At December 31, 2005, the Company has $1,367 included in Accounts Payable, Accrued Expenses and Other Liabilities on the Statement of Financial Condition representing the costs not yet paid in connection with restructuring and other unusual charges.

(13) Baird UK Ltd.

The Company reports the results of its investment in Baird UK Ltd. using the equity method of accounting. At December 31, 2005, the Company's investment in Baird UK Ltd. was $11,705 and is included in Other Assets on the Statement of Financial Condition.

(14) Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and noncancelable operating lease arrangements. The aggregate minimum annual rental expense relating to noncancelable leases is as follows:

| Calendar Year | Aggregate Minimum Annual Rental Expense on Noncancelable Leases |
|---|---|
| 2006 | $23,845 |
| 2007 | 22,676 |
| 2008 | 19,000 |
| 2009 | 13,254 |
| 2010 | 3,741 |
| Thereafter | 906 |
| | $83,422 |

(b) Letters of Credit

The Company has obtained a $37,000 letter of credit secured by client securities held in margin accounts. The Company utilized $27,885 of this letter to meet margin requirements of a clearing corporation as of December 31, 2005.

(c) Other

The Company and other securities dealers have been named as codefendants in certain suits purportedly brought for the benefit of large classes of securities investors and seeking substantial amounts in damages under Federal and state securities laws and common law. These suits arise in connection with the Company's role as a participating underwriter in various securities offerings. The Company is also involved in other actions incidental to its securities business. Pursuant to SFAS No. 5, "Accounting for Contingencies," the Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2005 were not material.

(15) Financial Instruments Fair Value Information

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as of December 31, 2005. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required to develop estimates of fair value. Accordingly, these estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different assumptions or estimation methodologies may have a material effect on the estimated fair value amounts.

(16) Transfers of Financial Assets

The Company receives and delivers collateral in connection with its broker and dealer activities. Under many agreements, the Company is permitted to repledge securities held as collateral and use the securities to enter into securities lending arrangements. As of December 31, 2005, the fair value of securities accepted as collateral was $43,638.

(17) Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client's obligations.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is appropriately not reflected in the accompanying Statement of Financial Condition.

(18) Derivatives

The Company enters into security transactions involving forward settlement. The Company has entered into forward purchase and forward sale transactions with a contract value of $70,634 and $23,644, respectively, as of December 31, 2005. The market value of forward purchase and forward sale transactions was $70,955 and $23,717, respectively, as of December 31, 2005. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

The Company uses financial futures and options to manage market risk related to trading securities. The Company did not have open futures or options positions as of December 31, 2005.